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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ___ )*

                          MICROWARE SYSTEMS CORPORATION
                          -----------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (Title of Class of Securities)


                                    595150103
                                    ---------
                                 (CUSIP Number)

                                Kenneth B. Kaplan
                      Chairman and Chief Executive Officer
                          Microware Systems Corporation
                           1500 Northwest 118th Street
                             Des Moines, Iowa 50325
                                 (515) 223-8000
                                 --------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 JUNE 29, 2001
                                 -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),(f) or (g), check the following box /X/.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                     SCHEDULE 13D
-------------------------------------------------
              CUSIP No. 595150103

-------------------------------------------------

---------- ---------------------------------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                    KENNETH B. KAPLAN

---------- ---------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)                              (a) / /
                                                                                                            (b) /X/

---------- ---------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (see instructions)
            N/A
---------- ---------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           / /
            N/A
---------- ---------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.

---------- ---------------------------------------------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                       4,741,204
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                         -------------------------------------------------------------------------------------------
                           8    SHARED VOTING POWER

                                                                       - 0 -
                         -------------------------------------------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER

                                                                     4,741,204
                         -------------------------------------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                                                       - 0 -
--------------------------------------------------------------------------------------------------------------------
11                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    4,741,204*
--------------------------------------------------------------------------------------------------------------------
12                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                (see instructions) / /


--------------------------------------------------------------------------------------------------------------------
13                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         24.73%+
--------------------------------------------------------------------------------------------------------------------
14                              TYPE OF REPORTING PERSON (see instructions)

                                                                        IN

--------------------------------------------------------------------------------------------------------------------

*Includes 7,600 shares held as custodian under certain trust agreements. +Calculated based on Rule 13d-3(d)(1) of the Act, as amended, using
 19,168,155 shares outstanding as of May 31, 2001.

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ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to the shares of common stock, no par value, of Microware Systems Corporation, an Iowa corporation (the "Company"). The address of the principal executive offices of the Company is 1500 Northwest 118th Street, Des Moines, Iowa 50325.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Kenneth B. Kaplan ("Kaplan").

         (b) 1500 Northwest 118th Street, Des Moines, Iowa 50325.

         (c) Kaplan is the Chairman and Chief Executive Officer of the Company.

         (d) During the last five years, Kaplan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Kaplan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Kaplan is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.


ITEM 4.  PURPOSE OF TRANSACTION.

         On June 29, 2001, RadiSys Corporation, an Oregon corporation ("Parent"), and Drake Merger Sub, Inc., an Iowa corporation and direct, wholly owned subsidiary of Parent ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Company. Pursuant to the Merger Agreement, Purchaser has commenced a cash tender offer (as it may be amended from time to time as permitted by the Merger Agreement, the "Offer") to purchase all of the outstanding shares of common stock, without par value, of the Company (the "Shares"), for $0.68 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Merger Agreement. Following the successful consummation of the Offer, the parties will take the necessary action so that Purchaser will be merged with the Company (the "Merger"), and the Company will become a direct, wholly owned subsidiary of Parent.

         In connection with the Merger Agreement, Kenneth B. Kaplan, Mesirow Capital Partners VI and Motorola, Inc. (the "Shareholders") have entered into Shareholder's Agreements (the

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"Shareholder's Agreements") with Purchaser and Parent. Under the terms of the
Shareholder's Agreements, the Shareholders have agreed, among other things, to tender their Shares in the Offer and to vote their Shares against any transaction that is inconsistent with the Offer and the Merger. The Shareholder's Agreements terminate at the earlier of termination of the Merger Agreement in accordance with its terms or the date that Parent or Purchaser purchase and pay for the Shares tendered by the Shareholders. Also in connection with the Merger Agreement, the Company entered into a termination and buy-out agreement dated June 29, 2001 (the "Buy-Out Agreement") with Elder Court, LLC and other specified parties (collectively, "Elder"). Under the agreement, Elder agreed to terminate a securities purchase agreement, an equity line of credit agreement and two registration rights agreements between it and the Company and to deliver to the Company for cancellation a convertible debenture and several warrants to purchase shares of the Company's common stock. In addition, Elder agreed to tender at least 250,000 Shares in the Offer. Also in connection with the Merger Agreement, Parent and the Company have entered into a 19.9% Option Agreement (the "19.9% Option Agreement"). Under the 19.9% Option Agreement, the Company granted to Parent an irrevocable option (the "Option") to purchase 3,814,462 Shares for a purchase price of $0.48 per Share. The Option will become exercisable by Parent upon the occurrence of a "triggering event" before the Option is terminated. The triggering events are the same events as those that trigger payment by the Company under the Merger Agreement of a termination fee equal to $775,000. The Option terminates at the earlier of the effective time of the Merger or 180 days after the one year anniversary of the termination date of the Merger Agreement. If Parent or Purchaser shall have purchased the Shares tendered by the Shareholders and Elder and the Merger shall have become effective, then the Option shall expire without ever having become exercisable. If the conditions precedent are satisfied to permit Parent to exercise the Option and if Parent does exercise the Option, then the Shareholders' Agreements and the Buy-Out Agreement shall have terminated in accordance with their respective terms without Purchaser or Parent ever having purchased any Shares tendered by the Shareholders and Elder. Parent and Purchaser are referred to herein as the "Reporting Persons."

         Pursuant to Rule 14d-2, the Reporting Persons have caused to be filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO dated July 5, 2001 (the "Schedule TO"). The Schedule TO, including its exhibits, contains a discussion of the Offer and the Merger, and reference is made to the Schedule TO for more complete information concerning the matters referred to above. The Offer is being made by means of the Offer to Purchase dated July 5, 2001 and filed as an exhibit to the Schedule TO (the "Offer to Purchase") and a Letter of Transmittal which is also filed as an exhibit to the Schedule TO. Certain information set forth in the Offer to Purchase is incorporated herein by reference as more specifically provided below. Copies of such filings are available at the Securities and Exchange Commission public reference room and at the Securities and Exchange Commission web site at http://www.sec.gov.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The following information is provided as of May 31, 2001:

         (a) Amount Beneficially Owned: 4,741,204 shares or 24.73% of the outstanding shares of common stock of the Company. Includes 67,147 shares in the Company 401(k) plan,

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7,600 shares held as custodian under trust agreements for certain of Kaplan's family members, and 7,350 shares held as executor for the estate of Kaplan's father.

         (b) Kaplan has the sole power to vote and dispose of the 4,741,204 shares.

         (c) See Item 4 above.

         (d) The information set forth in Section 14, "Dividends and Distributions," of the Offer to Purchase is incorporated herein by reference.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Kaplan retains sole power to vote and dispose of all shares of the Company covered by this Schedule 13D. With respect to that certain stockholder agreement entered into by Mr. Kaplan regarding such shares, see Item 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Offer to Purchase dated July 5, 2001. Incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed July 5, 2001 by RadiSys Corporation.

Exhibit 2 Agreement and Plan of Merger, dated as of June 29, 2001, by and among RadiSys Corporation, Drake Merger Sub, Inc. and Microware Systems Corporation. Incorporated by reference to Exhibit (d)(1) to the Schedule TO filed July 5, 2001 by RadiSys Corporation.

Exhibit 3 Form of Shareholder's Agreement, dated June 29, 2001, by and among RadiSys Corporation, Drake Merger Sub, Inc., and certain shareholders of Microware Systems Corporation. Incorporated by reference to Exhibit (d)(3) to the Schedule TO filed July 5, 2001 by RadiSys Corporation.

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                                   SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2001



                                                       /s/ Kenneth B. Kaplan

                                                           Kenneth B. Kaplan

                              Exhibits Schedule 13D
                        of Kenneth B. Kaplan relating to
             Shares of Microware Systems Corporation (the "Company")

EXHIBIT NO.

Exhibit 1 Offer to Purchase dated July 5, 2001. Incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed July 5, 2001 by RadiSys Corporation.

Exhibit 2 Agreement and Plan of Merger, dated as of June 29, 2001, by and among RadiSys Corporation, Drake Merger Sub, Inc. and Microware Systems Corporation. Incorporated by reference to Exhibit (d)(1) to the Schedule TO filed July 5, 2001 by RadiSys Corporation.

Exhibit 3 Form of Shareholder's Agreement, dated June 29, 2001, by and among RadiSys Corporation, Drake Merger Sub, Inc., and certain shareholders of Microware Systems Corporation. Incorporated by reference to Exhibit (d)(3) to the Schedule TO filed July 5, 2001 by RadiSys Corporation.

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